EXHIBIT (a)(1)(i)
Offer to Purchase for Cash
Up to 4,400,000 Shares of its Common Stock
At a Purchase Price Not Greater Than $16.75
Nor Less Than $14.50 Per Share
by
Central Parking Corporation

     The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on September 14, 2005, unless the offer is extended.

     Central Parking Corporation, a Tennessee corporation, is offering to purchase up to 4,400,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), at prices not greater than $16.75 nor less than $14.50 per share, net to the seller in cash without interest thereon, specified by the tendering shareholders. Our offer is subject to the terms and conditions set forth in this offer to purchase and the related letter of transmittal. We refer to this offer to purchase and the related letter of transmittal, together with any amendments or supplements thereto, as the “Offer.”
     We will determine a single per share price (not greater than $16.75 nor less than $14.50 per share) that we will pay for the shares validly tendered pursuant to the Offer and not properly withdrawn (the “Purchase Price”), taking into account the number of shares so tendered and the prices specified by the tendering shareholders. The Purchase Price will be the lowest price that will enable us to purchase 4,400,000 shares (or such lesser number of shares as are validly tendered) pursuant to the Offer. We will purchase all shares validly tendered at prices at or below the Purchase Price and not properly withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to odd lot tender, proration and conditional tenders described in this offer to purchase. We reserve the right, in our sole discretion, to purchase more than 4,400,000 shares in the Offer, subject to applicable law. Shares tendered at prices in excess of the Purchase Price and shares not purchased because of proration and conditional tenders will be returned at our expense as promptly as practicable after the expiration of the tender offer. You must complete the section of the letter of transmittal relating to the price at which you are tendering shares in order to validly tender shares.

     The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7.

     Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CPC.” On August 10, 2005, the last full trading day before we announced the commencement of the Offer, the reported closing price of our Common Stock on the NYSE was $14.60 per share. You should obtain current market quotations for the Common Stock before tendering any of your shares.

     You should direct questions or requests for assistance or for additional copies of this offer to purchase or the related letter of transmittal, notice of guaranteed delivery or other tender offer materials to D. F. King & Co., Inc., as the information agent (the “Information Agent”), or Banc of America Securities LLC, the Dealer Manager for the Offer (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this offer to purchase.

     Neither Central Parking Corporation, its Board of Directors, the Dealer Manager, SunTrust Bank (the “Depositary”) nor the Information Agent makes any recommendation to you as to whether to tender all or any shares or as to the purchase price at which you tender your shares. You must make your own decision as to whether to tender shares and, if so, how many shares to tender and at what price or prices. In so doing, you should read carefully the information in this offer to purchase and the related letter of transmittal, including our reasons for making the Offer. We have been advised that none of our directors or executive officers intends to tender shares pursuant to the Offer, other than three individuals that may exercise options that expire in October 2005. These individuals may sell an aggregate of 42,250 shares acquired pursuant to such option exercises, as described herein. In addition, we have been informed by Director Katz, who beneficially owns 699,685 shares, that he is analyzing the Offer with his legal and financial advisors and has not yet determined whether he will tender shares in the Offer.

     The Dealer Manager for the Offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502
(888) 583-8900, ext. 8502 (Call Toll-Free)
August 12, 2005

     We have not authorized any persons to give any information or to make any recommendation or representation in connection with the Offer other than those contained in this offer to purchase or in the related letter of transmittal. If given or made, you must not rely on any such recommendation or any such information or representations as having been authorized by us, our board of directors, the Dealer Manager, the Information Agent or the Depositary. You should assume that the information appearing in this offer to purchase and the documents incorporated by reference in this offer to purchase is accurate only as of the date of this offer to purchase or the date of those documents incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.
     The Offer is not being made to, nor will we accept any tender of shares from or on behalf of, shareholders in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares would not comply with the laws of such jurisdiction. In our discretion, however, we may take such action as we deem necessary for us to make the Offer comply with the laws of any such jurisdiction and extend the Offer to shareholders in such jurisdiction. In any jurisdiction whose securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on our behalf by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

i

IMPORTANT
      If you wish to tender all or any part of your shares, you should either (i) (a) complete and sign a letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the share certificates, to the Depositary, or (b) tender the shares according to the procedure for book-entry transfer described in Section 3, or (ii) request a broker, bank or other fiduciary to effect the transaction for you. If your shares are registered in the name of a broker, bank or other fiduciary, you should contact that person if you desire to tender your shares. If you desire to tender your shares and (i) your share certificates are not immediately available or cannot be delivered to the Depositary, (ii) you cannot comply with the procedure for book-entry transfer, or (iii) you cannot deliver the other required documents to the Depositary by the expiration of the tender offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.
      Holders or beneficial owners of shares under the Central Parking Corporation 1996 Employee Stock Purchase Plan (if such shares are not, at the time of tender, subject to any restrictions on transferability) who wish to tender any of such shares in the tender offer must follow the separate instructions and procedures described in Section 3.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Our SEC filings are also available on our website at www.parking.com. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information about the public reference room. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates.
      This offer to purchase is part of a Tender Offer Statement on Schedule TO, which we filed with the SEC on August 12, 2005 pursuant to Section 13(e) of the Exchange Act and the rules and regulations thereunder. We urge you to review this Tender Offer Statement.
      Additionally, the rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

SEC Filings (File No. 001-13950)	Period Covered or Date Filed

Annual Report on Form 10-K	Year ended September 30, 2004
Quarterly Reports on Form 10-Q	Quarter ended December 31, 2004, the Quarter ended March 31, 2005, and the Quarter ended June 30, 2005
Current Reports on Form 8-K	Filed July 15, 2005 August 4, 2005, and August 12, 2005
      We incorporate by reference the documents listed above and any additional documents that we may file with the SEC between the date of this offer to purchase and the expiration of the Offer. You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Investor Relations, Central Parking Corporation, 2401 21st Avenue South, Suite 200, Nashville, Tennessee, (615) 297-4255. Please be sure to include your complete name and address in the request.

FORWARD-LOOKING STATEMENTS
      Certain statements contained or incorporated by reference in this offer to purchase and any documents incorporated by reference herein constitute forward-looking statements, projections, or forecasts. These statements include, but are not limited to, discussions regarding the Company’s operating strategy, growth strategy, acquisition strategy, cost savings initiatives, industry, economic conditions, financial condition, liquidity and capital resources, results of operations and impact of new accounting pronouncements. Such statements include, but are not limited to, statements using forward-looking phrases or words such as “believes,” “expects,” “anticipates,” “intends,” “seeks,” “estimates,” “projects,” “objective,” “strategy,” “outlook,” “assumptions,” “guidance,” “forecasts,” “goal,” “intends,” “pursue,” “will likely result,” “will continue” or similar expressions. These statements are not guarantees of performance. They involve known and unknown risks, uncertainties and other matters that may cause the actual results, our performance or achievements or industry results to be materially different from those expressed or implied in the forward-looking statements. Factors that may cause actual results to differ include, but are not limited to:

•	The price at which the Company determines to purchase shares in the Offer;

•	The ability to draw on the Company’s Amended Credit Facility (as defined in Section 11);

•	The Company’s ability to implement its operating and growth strategy and achieve its related goals;

•	Interest rate fluctuations;

•	The loss, or renewal on less favorable terms, of existing management contracts and leases and the failure to add new locations on favorable terms;

•	The timing of property-related gains and losses;

•	Pre-opening, start-up and break-in costs of parking facilities;

•	Player strikes or other events affecting major league sports;

•	Changes in economic and business conditions at the local, regional, national or international levels;

•	Changes in patterns of air travel or automobile usage, including but not limited to effects of weather on travel and transportation patterns;

•	The impact of litigation and claims;

•	Higher premium and claims costs relating to medical, liability, worker’s compensation and other insurance programs;

•	Compliance with, or changes in, local, state, national and international laws and regulations, including, without limitation, local regulations, restrictions and taxation on real property, parking and automobile usage, security measures, environmental, anti-trust and consumer protection laws;

•	Changes in current parking rates and pricing of services to clients;

•	Extraordinary events affecting parking facilities that the Company manages, including labor strikes, emergency safety measures, military or terrorist attacks and natural disasters;

•	The loss of key employees; and

•	Other factors and risks discussed herein and in the Company’s other filings with the SEC.
      In addition, our ability to achieve certain anticipated results will be subject to other factors affecting our business that are beyond our control, including but not limited to general economic conditions, the effect of government regulation on the conduct of our business and the threat of terrorist acts and war. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We are not under any obligation and do not undertake to make publicly available any update or revision to any of these forward-looking statements to reflect events or circumstances existing after the date of this offer to purchase.

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. It highlights the most material terms of the Offer, but you should realize that it does not describe all of the details of the Offer to the same extent as described elsewhere in this offer to purchase and in the related letter of transmittal. We urge you to read this entire offer to purchase and the related letter of transmittal because they include the full details of the Offer. We have included references to the sections of this offer to purchase where you will find a more complete discussion.
Who is offering to purchase my shares?
      Central Parking Corporation, a Tennessee corporation, is offering to purchase your shares of Common Stock.
How many shares will Central Parking Corporation purchase in the Offer?
      We are offering to purchase up to 4,400,000 shares of our Common Stock. We also expressly reserve the right, in our sole discretion, to purchase additional shares in an amount equal to up to 2% of the outstanding shares, and could decide to purchase more shares subject to applicable legal requirements. If more than 4,400,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for shares held by owners of “odd lots,” which will be purchased on a priority basis and conditional tenders whose conditions were not met, which will not be purchased. For more information about the number of shares that will be purchased, see Section 1, “Number of Shares; Proration; Expiration Date.”
How much will Central Parking Corporation pay me for my shares and how will I be paid?
      We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.”

•	This procedure allows you to select the price within a specified price range at which you are willing to sell your shares. The price range for the Offer is $14.50 to $16.75 per share.

•	We will determine the lowest single per share price within the price range that will allow us to purchase 4,400,000 shares or, if fewer shares are tendered, all shares tendered.

•	All shares purchased will be purchased at the same price, even if you have tendered your shares at a lower price, but no shares will be purchased above the purchase price determined by us.

•	If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the letter of transmittal indicating that you will accept the purchase price determined by us under the terms of the Offer. However, making this election will still not assure you that the tender of all of your shares will be accepted for payment. Note that this election could result in your shares being purchased at the minimum price of $14.50 per share.

•	If your shares are purchased in the Offer, you will be paid the purchase price, net in cash without interest thereon, as soon as practicable after the expiration date of the Offer and the acceptance of the shares for payment. Under no circumstances will we pay interest on the purchase price.
How will Central Parking Corporation pay for the shares?
      We expect to fund our purchase of shares in the Offer, and to pay related fees and expenses, with available cash on hand and amounts borrowed under our Amended Credit Facility. See Section 11, “Source and Amount of Funds.”
What is the purpose of the Offer?
      We are making this Offer because we believe that the repurchase of shares is consistent with our long-term goal of increasing earnings per share and maximizing shareholder value. We believe that the repurchase of shares pursuant to the Offer is a prudent use of our investment funds. We expect that the repurchase of shares in the Offer will be accretive to future earnings per share for shareholders who do not sell their shares in the Offer. In addition, the Offer affords shareholders of record the opportunity to dispose of shares without paying certain transaction costs usually associated with a market sale. For more information on the purpose of the Offer, see Section 9, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

Does Central Parking Corporation encourage me to participate in the Offer?
      Neither we, our Board of Directors, the Dealer Manager, the Depositary nor the Information Agent makes any recommendation to you as to whether to tender all or any shares or as to the purchase price at which you tender your shares. You must make your own decision whether to tender shares and, if so, how many shares to tender and at what price or prices.
Will Directors, Executive Officers and Affiliates participate in the Offer?
      We have been advised by our directors, executive officers and persons known by us to be our affiliates that they do not intend to participate in the Offer, other than three individuals that may exercise options that expire in October 2005. These individuals may sell an aggregate of 42,250 shares acquired pursuant to such option exercises, as described in Section 13. In addition, we have been informed by Director Katz, who beneficially owns 699,685 shares, that he is analyzing the Offer with his legal and financial advisors and has not yet determined whether he will tender shares in the Offer. See Section 13, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock.”
What should I do if I wish to participate in the Offer?
      To tender shares you hold of record, before the Offer expires:

•	you must deliver your stock certificates and a properly completed and duly executed BLUE letter of transmittal to the Depositary at one of the addresses set forth on the back cover of this offer to purchase; or

•	the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed BLUE letter of transmittal; or

•	you must comply with the guaranteed delivery procedures described in Section 3, “Procedures for Tendering Shares.”
      To tender shares held for your benefit through a broker, bank or other fiduciary, you will need to follow the instructions you receive from that institution. If you have acquired beneficial ownership of your shares through the Company’s 1996 Employee Stock Purchase Plan (the “ESPP”), its 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel (“1995 Option Plan”), its 1995 Restricted Stock Plan or its 1995 Nonqualified Stock Option Plan for Directors (“1995 Director Plan”), or pursuant to equity compensation awards granted outside of our equity compensation plans, and hold your shares directly and without restrictions, you need to comply with one of the procedures described above if you wish to tender such shares. If you hold ESPP shares through an account with Wachovia Bank, N.A., the servicing agent for the ESPP (the “Servicing Agent”), you will need to comply with separate instructions and procedures provided by the Servicing Agent. Shares issued under the 1995 Restricted Stock Plan for which the restrictions have not lapsed may not be tendered.
How do holders of vested but unexercised stock options for shares of common stock participate in the tender offer?
      If you hold vested but unexercised options, you may exercise such options in accordance with the terms of the applicable award and tender your shares received upon such exercise in accordance with the procedures described in this offer to purchase. Holders of vested stock options are cautioned that they may have difficulty securing delivery of shares issued pursuant to vested stock options in a time period sufficient to allow the tender of those shares prior to the expiration date of the Offer. In addition, holders of vested options are cautioned that any exercise of an option will be irrevocable, even if the shares issued upon the exercise of such option and tendered are withdrawn or not accepted for purchase in the Offer for any reason.

What, if anything, should I do if I do not wish to participate in the Offer?
      If you wish to retain all of your shares, you need not take any action.
Can I change my mind after I tender my shares?
      Yes. You may withdraw any tender in writing at any time before the expiration date of the Offer. If you change your mind again, you can re-tender your shares by following the tender procedures before the Offer expires. If you wish to change the price at which you have tendered your shares, you must withdraw and re-tender at such price. See Section 4, “Withdrawal Rights.”
Are there any material conditions upon Central Parking Corporation’s obligation to complete the Offer?
      The Offer is not subject to a condition that a minimum number of shares are tendered. However, we are not required to accept for payment, purchase or pay for any shares tendered if certain events occur (or have been determined by us to have occurred). The most significant of these events are:

•	Any legal proceeding or governmental action relating to the Offer is threatened, initiated or pending.

•	Any failure by us to receive any regulatory approval necessary for the Offer to be completed.

•	Any legal proceeding or governmental action that we determine could have a material adverse effect on us is threatened, initiated or pending.

•	(i) Anyone (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than as disclosed in certain filings made with the SEC prior to August 10, 2005), (ii) any person or group that prior to August 10, 2005 had disclosed its ownership in a public filing with the SEC shall have acquired, or proposed to acquire, beneficial ownership of more than 2% of our outstanding shares or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities.

•	A decline of 10% or more in the market price of our stock, the Dow Jones Industrial Average, the S&P 500 or the NYSE or Nasdaq Composite Indexes.

•	Certain disruptions or changes affecting the United States or its securities, banking or financial markets or institutions shall have occurred.

•	Any tender or exchange offer with respect to the shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, shall have been proposed, announced or made by any person or entity.

•	Any change shall occur or, in our judgment, be threatened with respect to the business, condition (financial or otherwise), income, operations, stock ownership or prospects of us and our subsidiaries (taken as a whole).
      See Section 7, “Conditions of the Offer” for complete descriptions of the conditions to the Offer.
When will the Offer expire? Can it be extended?
      The Offer will expire at 5:00 p.m., New York City time, on September 14, 2005, unless we extend it, as we have the right to do for any reason. We refer to the date and time that the Offer expires as the “Expiration Date.” Your shares must be tendered validly on or prior to the Expiration Date in order for you to participate in the Offer. See Section 1, “Number of Shares; Proration; Expiration Date,” and Section 8, “Extension of the Offer; Termination; Amendments.” If a broker, bank or other fiduciary holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, bank or other fiduciary to find out their deadline.

How will I be notified if the Offer is extended?
      If the Offer is extended, we will issue a press release no later than the next business day after the Offer otherwise would have expired. See Section 8, “Extension of the Offer; Termination; Amendments.”
In what order will tendered shares be purchased? Will tendered shares be prorated?

•	First, we will purchase shares from all holders of “odd lots” of less than 100 shares who properly tender all of their shares, and do not properly withdraw such shares, at or below the selected purchase price;

•	Second, after purchasing all shares from the “odd lot holders,” we will then purchase shares from all other tendering shareholders tendered at or below the selected purchase price and not properly withdrawn, on a pro rata basis, subject to the conditional tender provisions described in Section 6, “Conditional Tender of Shares.”

•	Third, if necessary to permit us to purchase 4,400,000 shares (or such greater number of shares as we elect to purchase in accordance with applicable SEC rules), shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us, and not properly withdrawn prior to the Expiration Date, will be selected for purchase by random lot to the extent feasible.
      Consequently, all of the shares that you tender in the Offer may not be purchased even if they are tendered at or below the purchase price.
Will I have to pay taxes if Central Parking Corporation purchases my shares in the Offer?
      Your sale of shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The sale of shares will be taxed either as a “sale or exchange” or as a dividend.
      For a discussion of the material federal income tax consequences of the Offer, see Section 15, “U.S. Federal Income Tax Considerations.”
Will I have to pay any fees or commissions?
      If you hold your shares in certificated form and tender your shares directly to the Depositary, you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other fiduciary you should consult with them to determine whether you will be charged any fees for tendering such shares in the Offer.
What is the recent market price of my shares?
      On August 10, 2005, the last full trading day before we announced the commencement of the Offer, the closing price per share of our common stock as reported on the NYSE was $14.60. See Section 10, “Price Range of Shares.”
If I decide not to tender, how will the Offer affect my shares?
      If we purchase shares pursuant to the Offer, shareholders who choose not to tender will own a greater percentage interest in our outstanding common stock following the completion of the Offer.
Who can help answer any questions I have?
      If you have any questions, you should contact our Information Agent, D. F. King & Co., Inc., or the Dealer Manager, Banc of America Securities LLC, at the addresses and telephone numbers set forth on the back cover of this offer to purchase.

To the Holders of Common Stock of Central Parking Corporation:
INTRODUCTION
      Central Parking Corporation hereby offers to purchase up to 4,400,000 shares of our common stock, par value $0.01 per share (the “Common Stock”), at a price not greater than $16.75 nor less than $14.50 per share, net to the seller in cash without interest thereon. We will determine a single per share price (not greater than $16.75 nor less than $14.50 per share) that we will pay for shares validly tendered pursuant to the Offer and not properly withdrawn (the “Purchase Price”), taking into account the number of shares so tendered and the prices specified by tendering shareholders. The Purchase Price will be the lowest price that will enable us to purchase 4,400,000 shares (or such lesser number of shares as is validly tendered) pursuant to the Offer. We will purchase all shares validly tendered at prices at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date (as defined in Section 1), subject to the terms and conditions set forth in this offer to purchase and the related letter of transmittal. We refer to this offer to purchase and the related letter of transmittal, together with any amendments or supplements thereto, as the “Offer.”
      If you tender directly to the Depositary shares you hold of record, you will not be obligated to pay fees, commissions or stock transfer taxes on our purchase of shares pursuant to the Offer. However, a tendering shareholder who holds shares through a broker, bank or other fiduciary, including a discount broker, may be required by such institution to pay a service fee or other charge. In addition, any tendering shareholder or other payee who does not have a Form W-9 or a Form W-8 on file with the Depositary may be subject to a required federal income tax withholding of 28% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See Section 3.
      We will pay the fees and expenses of Banc of America Securities LLC, as the Dealer Manager of the Offer, D. F. King & Co., Inc., as the Information Agent for the Offer, SunTrust Bank, as the Depositary for the Offer, and Wachovia Bank, N.A., as the Servicing Agent under the ESPP.
      If you wish to tender shares you hold of record you must properly complete and execute a letter of transmittal and deliver to the Depositary the letter of transmittal and the stock certificates representing the tendered shares (or comply with the book-entry delivery or guaranteed delivery procedures). To tender shares held for your benefit through a broker, bank or other fiduciary, including the Servicing Agent under the ESPP, you will need to follow the instructions you receive from that institution.
      Participants in the ESPP, the 1995 Restricted Stock Plan, the 1995 Option Plan or the 1995 Director Plan who wish to tender in the Offer any shares held under such plans should read the description of certain tax provisions that may be applicable to such participants described in Section 15.
      The Offer is not conditioned upon any minimum number of shares being tendered. It is, however, subject to other conditions. See Section 7. We reserve the right to waive any or all conditions of the Offer, other than those that are legally mandated.
      Our Board of Directors has approved the Offer. However, neither Central Parking Corporation, its Board of Directors, the Dealer Manager, the Depositary nor the Information Agent makes any recommendation to you as to whether to tender all or any shares or as to the purchase price at which you tender your shares. You must make your own decision whether to tender shares and, if so, how many shares to tender and at what price or prices. We have been advised that no executive officer or director intends to tender shares in the Offer, other than three individuals that may exercise options that expire in October 2005. These individuals may sell an aggregate of 42,250 shares acquired pursuant to such option exercises, as described in Section 13. In addition, we have been informed by Director Katz, who beneficially owns 699,685 shares, that he is analyzing the Offer with his legal and financial advisors and has not yet determined whether he will tender shares in the Offer.

      As of August 8, 2005, we had issued and outstanding 36,704,403 shares of our Common Stock. The 4,400,000 shares that we are offering to purchase represent approximately 12% of the issued and outstanding Common Stock as of August 8, 2005. We will retire the shares that we purchase pursuant to the Offer.
      Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CPC.” On August 10, 2005, the last full trading day before we announced the commencement of the Offer, the reported closing price of our Common Stock on the NYSE was $14.60 per share. You should obtain a current market quotation for the Common Stock before tendering any shares in the Offer.
THE OFFER

1.	Number of Shares; Proration; Expiration Date
      Upon the terms and subject to the conditions of the Offer, we will accept for payment and purchase up to 4,400,000 shares that are validly tendered on or prior to the Expiration Date (and not properly withdrawn as described in Section 4) at a price (determined in the manner set forth below) not greater than $16.75 nor less than $14.50 per share in cash, net to the seller without interest thereon. The term “Expiration Date” means 5:00 p.m., New York City time, on September 14, 2005, unless we extend the Offer. If we extend the Offer, the term “Expiration Date” will mean the date and time to which we extend it. We describe our right to extend, terminate or amend the Offer in Section 8. If the Offer is oversubscribed as described below, only shares tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date will be eligible for proration.
      We will determine the Purchase Price taking into account the number of shares tendered and the prices specified by tendering shareholders. The Purchase Price will be the lowest price that will enable us to purchase 4,400,000 shares (or such lesser number of shares as is validly tendered and not properly withdrawn) pursuant to the Offer. We reserve the right to purchase more than 4,400,000 shares at the selected Purchase Price pursuant to the Offer, but do not currently plan to do so. The Offer is not conditioned on any minimum number of shares being tendered.
      In accordance with instruction 5 of the letter of transmittal, each shareholder who wishes to tender shares must specify the price (not greater than $16.75 nor less than $14.50 per share) at which such shareholder is willing to have us purchase such shares. As promptly as practicable following the Expiration Date, we will determine the Purchase Price (which will not be greater than $16.75 nor less than $14.50 per share) that we will pay for shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date, taking into account the number of shares so tendered and the prices specified by tendering shareholders. All shares not purchased pursuant to the Offer, including shares withdrawn or tendered at prices greater than the Purchase Price and shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholders at our expense as promptly as practicable following the Expiration Date.
      If any of the conditions described in Section 7 is not satisfied or waived, we will not complete the Offer and we will promptly return all tendered shares. If all such conditions described in Section 7 have been satisfied or waived and, if 4,400,000 or fewer shares have been validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date, we will purchase all such shares. If the conditions described in Section 7 have been satisfied or waived and more than 4,400,000 shares have been validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date, we will purchase shares in the following order of priority:

(a) all such shares owned beneficially or of record by a person owning an aggregate of fewer than 100 shares (an “Odd Lot Owner”) who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the box captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery;

(b) after purchase of all of the foregoing shares, subject to the conditional tender provisions described in Section 6, all other such shares on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

(c) if necessary to permit us to purchase 4,400,000 shares (or such greater number of shares as we elect to purchase in accordance with applicable SEC rules), shares conditionally tendered (for which the condition was not initially satisfied) at or below the Purchase Price selected by us, and not properly withdrawn prior to the Expiration Date, will be selected for purchase by random lot to the extent feasible (as further described in Section 6).
      If proration of the tendered shares is required, this creates difficulty in determining the number of shares validly tendered (including shares tendered by the guaranteed delivery procedure described in Section 3 and as a result of the “odd lot” procedure described in Section 2 and conditional tender procedure described in Section 6). In this case, we will announce the final proration factor and the preliminary results of the Offer by press release, and will commence payment for any shares purchased pursuant to the Offer, as promptly as practicable after the Expiration Date. Proration for each shareholder tendering shares other than Odd Lot Owners will be based on the ratio of the number of shares tendered by such shareholder at or below the Purchase Price to the total number of shares tendered by all shareholders other than Odd Lot Owners at or below the Purchase Price. This ratio will be applied to shareholders tendering shares other than Odd Lot Owners to determine the number of shares we will purchase from such shareholders pursuant to the Offer.
      If, as a result of the number of shares tendered and any shareholders’ election to make a conditional tender of such shares, the number of shares to be purchased from a shareholder making a conditional tender is reduced below the minimum number specified by such shareholder, such tender will automatically be regarded as withdrawn, except as described in Section 6, and all shares tendered by such shareholder will be returned as promptly as practicable after the Expiration Date at our expense.
      Subject to applicable SEC regulations, we reserve the right, in our sole discretion, to change the terms of the Offer, including, but not limited to, purchasing more or less than 4,400,000 shares in the Offer. If:

•	we increase or decrease the price of the Offer, we decrease the number of shares being sought or we increase the number of shares being sought and the increase exceeds 2% of the outstanding shares; and

•	the Offer is scheduled to expire at any time earlier than the end of the tenth business day from the date that we first publish, send or give notice of such an increase or decrease;
then we will extend the Offer until the expiration of that ten business day period. A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      We also expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and issuing a press release no later than the next business day after the Offer would have expired. There can be no assurance, however, that we will exercise our right to extend the Offer. We will not pay any interest on the Purchase Price of the shares we purchase, regardless of any extension of the Offer or any delay in making such payment. See Section 8.
      As described in Section 15, the number of shares we will purchase from you may affect the U.S. federal income tax consequences to you, and therefore may be relevant to your decision whether to tender shares. Shareholders may designate the order in which their shares shall be purchased in the event less than all of the shares tendered are purchased as a result of proration.
      Copies of this offer to purchase, the letter of transmittal and notice of guaranteed delivery are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose name, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Tenders by Holders of Fewer than 100 Shares
      All shares validly tendered at or below the Purchase Price by or on behalf of persons who own beneficially or of record an aggregate of fewer than 100 shares that are not properly withdrawn on or prior to the Expiration Date will be accepted before proration, if any, of the purchase of other tendered shares. See Section 1. Partial tenders will not qualify for this preference, and it is not available to beneficial or record holders of 100 or more shares, even if such holders have separate stock certificates representing fewer than 100 shares. By accepting the Offer and tendering shares directly to the Depositary, a shareholder owning beneficially or of record fewer than 100 shares will avoid the payment of brokerage commissions and any applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange. However, a tendering shareholder who holds shares through a broker, bank or other fiduciary, including a discount broker, may be required by such institution to pay a service fee or other charge.
      Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any beneficial or record owner of fewer than 100 shares who wishes to tender all of his, her or its shares pursuant to this section should complete the box captioned “Odd Lots” on the letter of transmittal (for shares held of record by such shareholder) or the equivalent on the instructions to such shareholder’s broker, bank or other fiduciary (for shares held on such shareholder’s behalf) and, if applicable, on the notice of guaranteed delivery.

3.	Procedures for Tendering Shares
      Proper Tender of Shares. In order for shares you hold of record to be validly tendered in the Offer, on or prior to the Expiration Date either:

•	the Depositary must receive a properly completed and duly executed letter of transmittal at one of its addresses set forth on the back cover of this offer to purchase, along with certificates representing the shares to be tendered; or

•	the tendering shareholder must comply with either the book-entry delivery or guaranteed delivery procedures described below.
      If a broker, bank or other fiduciary holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to promptly contact your broker, bank or other fiduciary to find out their applicable deadline.
      In accordance with Instruction 5 of the letter of transmittal, in order to tender shares you hold of record pursuant to the Offer, you must either (a) check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined by Dutch Auction” or (b) check one of the boxes in the section of the letter of transmittal captioned “Shares Tendered at Price Determined by Shareholder.”
      If you wish to maximize the chance that your shares will be purchased, you should check the box on the letter of transmittal captioned “Shares Tendered at Price Determined by Dutch Auction.” Note that this election could result in your shares being purchased at the minimum price of $14.50 per share. If you wish to indicate a specific price (in increments of $0.25) at which your shares are being tendered, you must check a box under the section captioned “Shares Tendered at Price Determined by Shareholder” in the letter of transmittal in the table labeled “Price (in Dollars) Per Share at Which Shares are Being Tendered.” If you wish to tender shares at more than one price you must complete separate letters of transmittal for each price at which you tender such shares. You cannot tender the same shares at more than one price. If you wish to change the price at which you have tendered your shares, you must withdraw and re-tender at a different price.
      A tender of shares will be proper if, and only if, on the letter of transmittal either the box in the section captioned “Shares Tendered at Price Determined by Dutch Auction” or one of the boxes in the section captioned “Shares Tendered at Price Determined by Shareholder” is checked.

      You may tender shares subject to the condition that a specified minimum number of shares be purchased. If you desire to make such a conditional tender, you should so indicate in the box captioned “Conditional Tender” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. It is your responsibility to determine the minimum number of shares to be purchased. You should consult your tax advisors with respect to the effect of proration of the Offer and the advisability of making a conditional tender. See Sections 6 and 15.
      Book-entry Delivery. The Depositary will establish an account with respect to the shares at the Depositary Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase on or prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of a letter of transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such terms against the participant.
      Guaranteed Delivery. If you desire to tender shares pursuant to the Offer and cannot deliver certificates for your shares and all other required documents to the Depositary on or prior to the Expiration Date or you cannot comply with the procedure for book-entry transfer in a timely manner, such shares may nevertheless be tendered if all of the following conditions are met:

(a) such tender is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed notice of guaranteed delivery substantially in the form we provided (with any required signature guarantees) is received by the Depositary as provided below on or prior to the Expiration Date; and

(c) the certificates for the tendered shares (or a Book-Entry Confirmation relating to such shares), together with a properly completed and duly executed letter of transmittal (or facsimile thereof) and any other documents required by the letter of transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third NYSE trading day after the date of receipt by the Depositary of the notice of guaranteed delivery.
      The notice of guaranteed delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice.
      Risk of Delivery. The method by which you deliver your completed letter of transmittal and all other required documents is at your option and risk. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. You should allow sufficient time to ensure that your letter of transmittal and all other required documents will be received by the Depositary on or before the Expiration Date.

      Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 and is a participant or member of the Securities Transfer Agents Medallion Program or such other Medallion signature guarantee program as may be acceptable to us (each of the foregoing, an “Eligible Institution”). Signatures on a letter of transmittal need not be guaranteed if (a) the letter of transmittal is signed by the registered holder of the shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (b) such shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the letter of transmittal. If a certificate representing shares is registered in the name of a person other than the signer of a letter of transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.
      U.S. Federal Income Tax Withholding. Any tendering U.S. shareholder or other U.S. payee who does not have a Form W-9 or an appropriate Form W-8 on file with the Depositary may be subject to U.S. federal income tax backup withholding equal to 28% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer. To avoid such federal income tax backup withholding, each U.S. shareholder must notify the Depositary of such shareholder’s correct taxpayer identification number and provide certain other information by properly completing the substitute Form W-9 included in the letter of transmittal or otherwise establish an applicable exemption. Foreign shareholders may be required to submit a properly completed Form W-8, certifying non-U.S. status, in order to avoid backup withholding. We will also withhold U.S. federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign shareholder or such shareholder’s agent, unless we determine that a reduced rate of withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. You should consult your tax adviser regarding your qualification for exemption from withholding.
      Determination of Validity, Rejection of Shares, Waiver of Conditions or Defects, No Obligation To Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares. Our determination will be final and binding on all parties. We reserve the right to reject any or all tenders of shares we determine not to be in proper form or the acceptance for payment of or payment for which may be unlawful. We also reserve the right to waive any or all of the conditions of the Offer, subject to applicable law and regulations, or any defect or irregularity in any tender of shares. Our interpretation of the terms of the Offer, including the instructions to the letter of transmittal, will be final and binding. No tender of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defect or irregularity in connection with tenders must be cured within such time as we may determine. None of Central Parking, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notice.
      Acceptance of Tender Constitutes an Agreement. Our acceptance for payment of shares tendered under the Offer will constitute a binding agreement between you and us upon the terms, and subject to the conditions, of the Offer, as well as your representation and warranty to us that:

•	you have a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act; and

•	your tender of shares complies with Rule 14e-4.

      It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in (i) the shares, or (ii) securities immediately convertible into, or exchangeable or exercisable for, the shares; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the Offer.
      Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.
      Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the Depositary will credit the shares to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility, in each case without expense to the shareholder.
Special Instructions for Shares Issued or Issuable Pursuant to Our Benefit and Incentive Compensation Plans.
      ESPP Shares. Participants in the ESPP that hold ESPP shares directly may tender some or all of such shares by properly completing and duly executing a letter of transmittal for such ESPP shares and delivering such letter of transmittal and stock certificate directly to the Depositary (or follow the guaranteed delivery or book-entry delivery procedures with respect to such ESPP shares). Participants that hold ESPP shares through accounts with the Servicing Agent for the ESPP may tender some or all shares allocated to the participant’s account in the ESPP by following the separate instructions and procedures provided by the Servicing Agent. The provisions of the ESPP require that you must have held shares purchased through the ESPP more than six months before you may sell such shares, including through participation in the Offer.
      Restricted Shares. Participants to whom “restricted” shares of Common Stock have been issued under the 1995 Restricted Stock Plan or pursuant to equity compensation awards granted outside of our equity compensation plans will not be able to tender such shares unless the restrictions on transfer of such shares (imposed by the terms of the 1995 Restricted Stock Plan or by the terms of the award agreement relating to such shares) have expired. If a participant holds certificates representing shares the restrictions on which have expired (“Unrestricted Shares”), the participant may tender some or all of such Unrestricted Shares by properly completing and duly executing a BLUE letter of transmittal for such shares and delivering such letter of transmittal and stock certificate directly to the Depositary (or follow the guaranteed delivery procedures with respect to such shares).
      Shares Issuable Pursuant to Vested Options. Holders of vested but unexercised options granted under the 1995 Option Plan or the 1995 Director Plan or pursuant to equity compensation awards granted outside of our equity compensation plans may exercise their vested options and purchase shares, and then tender the shares in the Offer, provided that any exercise of a stock option and tender of shares is made in accordance with applicable law and the terms of the applicable plan and option agreements. However, participants are cautioned that they may have difficulty securing delivery of shares issuable pursuant to stock options in a time period sufficient to allow the tender of the shares prior to the expiration of the Offer. In addition, participants are cautioned that any exercise of an option will be irrevocable, even if the shares issued upon the exercise of such option and tendered are not accepted for purchase in the Offer for any reason. You should consult your tax advisors with respect to the effect of exercising your options to participate in the Offer. See Section 15.
      Lost, Stolen, Destroyed or Mutilated Certificates. If certificates representing shares to be tendered have been lost, stolen, destroyed or mutilated, you must complete the box captioned “Description of Shares Tendered” on the letter of transmittal, indicating the number of shares the certificates for which have been so lost, stolen, destroyed or mutilated. You will then be instructed by the Depositary as to the steps that must be taken in order to replace the certificates. You may be required to post a bond to secure against the risk that the certificate is subsequently presented by a third party. In order to avoid delay, you should contact the Depositary at one of its telephone numbers set forth on the back cover of this offer to purchase.
      Shareholders must deliver certificates representing shares, together with a properly completed and duly executed letter of transmittal, including any signature guarantees, or an Agent’s Message, and any other required documents to the Depositary and not to Central Parking Corporation or the Dealer Manager. Central Parking Corporation and the Dealer Manager will not forward any such documents to the Depositary and delivery to Central Parking Corporation or the Dealer Manager will not constitute a proper tender of shares.

4.	Withdrawal Rights
      You may withdraw tendered shares at any time before the Expiration Date. Thereafter such tenders are irrevocable, except that they may be withdrawn after October 11, 2005, if they have not been accepted for payment as described in this offer to purchase.
      To be effective, a written notice of withdrawal must be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the Effective Date. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn and the number of shares to be withdrawn. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution) must be submitted prior to the release of such shares. In addition, such notice must specify, in the case of shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the shares to be withdrawn or, in the case of shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares. Withdrawals may not be rescinded, and shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn shares may be re-tendered by again following one of the procedures described in Section 3 at any time on or prior to the Expiration Date.
      Participants in the ESPP who wish to withdraw previously tendered shares held in that plans must follow the instructions and procedures set forth in the materials provided to such participants by the Servicing Agent.
      We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination will be final and binding. None of Central Parking Corporation, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give you notice of any defects or irregularities in any notice of withdrawal, and neither we nor they will incur any liability for failure to give any such notice.
      If we extend the Offer, or if we are delayed in our purchase of shares or unable to purchase shares in the Offer for any reason, the Depositary, subject to applicable law, may retain all tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Under no circumstances will we pay interest on the Purchase Price. If we have not accepted tendered shares for payment as provided in this offer to purchase by 5:00 p.m., New York City time, on September 14, 2005, you may withdraw your tendered shares.

5.	Acceptance for Payment of Shares and Payment of Purchase Price
      Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, we will determine the Purchase Price, taking into account the number of shares tendered and the prices specified by the tendering shareholders, announce the Purchase Price and (subject to the odd lot tender, proration and conditional tender provisions of the Offer) accept for payment and pay for shares validly tendered at or below the Purchase Price. Thereafter, payment for all shares validly tendered on or before the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for shares (or of a Book-Entry Confirmation with respect to such shares), a properly completed and duly executed letter of transmittal or facsimile thereof, and any other required documents.
      For purposes of the Offer, we will be deemed to have accepted for payment and purchased shares that are validly tendered and not properly withdrawn when we give oral or written notice to the Depositary of our acceptance of such shares for payment in the Offer. We refer to the date and time of acceptance as the “Acceptance Date.”
      We will pay for shares we accept in the Offer by depositing the aggregate Purchase Price for those shares with the Depositary. The Depositary, in turn, will distribute the appropriate payment amount to you with respect to those shares. Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required.
      If we are delayed in our acceptance for payment of or payment for shares or are unable to accept for payment or pay for shares pursuant to the Offer for any reason, the Depositary, subject to applicable law, may retain all tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in Section 4. We will not pay interest by reason of any delay in paying for any shares or otherwise.
      We will not accept shares tendered in the Offer unless and until the conditions specified in Section 7 have been satisfied or waived.
      We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.
      Certificates for all shares not purchased will be returned (or, in the case of shares tendered by book-entry transfer, such shares will be credited to an account maintained with the Book-Entry Transfer Facility) as promptly as practicable without expense to you.

6.	Conditional Tender of Shares
      Under certain circumstances and subject to the exceptions set forth in Section 1, we may prorate the number of shares purchased pursuant to the Offer. As discussed in Section 15, the number of shares to be purchased from a particular shareholder might affect the tax treatment of such purchase to such shareholder and such shareholder’s decision whether to tender. Each shareholder is urged to consult with his or her own tax advisor. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of such holder’s shares tendered pursuant to a letter of transmittal or notice of guaranteed delivery must be purchased if any such shares so tendered are purchased. Any shareholder desiring to make such a conditional tender must so indicate in the box captioned “Conditional Tender” in such letter of transmittal or, if applicable, in the notice of guaranteed delivery.
      If you wish to make a conditional tender you must calculate and appropriately indicate such minimum number of shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder (tendered pursuant to a letter of transmittal, notice of guaranteed delivery or Agent’s Message) below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all shares tendered by such shareholder pursuant to such letter of transmittal, notice of guaranteed delivery or Agent’s Message will be returned as promptly as practicable thereafter.

      If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of shares to be purchased to fall below 4,400,000, then, to the extent feasible, we will select enough of such conditional tenders that would otherwise have been so withdrawn to permit us to purchase 4,400,000 shares (or such less number of shares as is validly tendered at prices not greater than $16.75 nor less than $14.50 per share). In selecting among such conditional tenders, we will select by random lot and will limit our purchase in each case to the designated minimum number of shares to be purchased.

7.	Conditions of the Offer
      Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for shares tendered and may terminate or amend the Offer, or delay the acceptance for payment of or the payment for, any tendered shares, subject to any applicable rules and regulations of the SEC, if any of the following events have occurred (or have been determined by us to have occurred) at any time after commencement of the Offer and before we accept shares for payment that in our judgment make it undesirable or inadvisable to proceed with the Offer or with acceptance for payment:

•	there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that directly or indirectly (a) challenges our acquisition of shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer, (b) in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries, or (c) materially impair the benefits of the Offer to us;

•	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our judgment, could directly or indirectly (a) make our acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer, (b) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, (c) materially impair the benefits of the Offer to us or (d) materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

•	it shall have been publicly disclosed or we shall have learned that (i) any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Common Stock whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in Schedule 13D or 13G on file with the SEC prior to August 10, 2005), (ii) any such person or group that prior to August 10, 2005 had filed a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of our outstanding Common Stock or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by our Board of Directors;

•	there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline of 10% or more in the market price of our Common Stock, the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NYSE or the Nasdaq Composite Index

from the close of business on August 10, 2005, (c) any change in the general political, market, economic or financial condition in the United States or abroad that could, in our judgment, have a material adverse effect on our business, condition (financial or other), income, operations, prospects or otherwise materially impair in any way the contemplated future conduct of our business, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our judgment, might affect, the extension of credit by lending institutions in the United States, (e) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism, (f) material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor, (g) any significant increase in the interest rate or other significant event that could materially affect the extension of credit by banks or other lending institutions in the United States, or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our judgment, a material acceleration or worsening thereof;

•	a tender or exchange offer with respect to some or all of the shares of our Common Stock (other than the Offer), or a merger, acquisition or other business combination proposal for us, shall have been proposed, announced, or made by any person;

•	there shall have occurred any event or events that have resulted, or in our judgment may result in an actual or threatened change in the business, condition (financial or otherwise), assets, income, operations, stock ownership or prospects of us and our subsidiaries, taken as a whole; or

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our judgment.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction on our part) giving rise to any such condition, and we may waive such condition in whole or in part, at any time and from time to time, in our sole discretion, whether or not any other condition of the Offer is also waived, except for those conditions dependent upon compliance with applicable law. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that we may assert at any time and from time to time. In certain circumstances our waiver of a condition described above may require us to extend the Offer. Any determination we make concerning the events described above will be final and binding on all parties.
8.     Extension of the Offer; Termination; Amendments
      Upon the terms of the Offer, we will accept for purchase all shares validly tendered and not withdrawn by 5:00 p.m., New York City time, on September 14, 2005, or if we extend the Offer, the latest date and time to which the Offer is extended. We reserve the right to extend the Offer on a daily basis or for any period or periods we may determine in our discretion from time to time by giving written or oral notice to the Depositary and by making a public announcement by press release no later than 9:00 a.m., New York City time, the next business day following the previously scheduled Expiration Date. During any extension of the Offer, all shares previously tendered and not withdrawn will remain subject to the Offer.
      We also reserve the right:

•	to delay payment for any shares not paid for, or to terminate the Offer and not to accept for payment any shares not accepted for payment, upon the occurrence of any of the conditions specified in Section 7; or

•	at any time or from time to time to amend the Offer, including increasing the number of shares we may purchase or increasing or decreasing the price per share we may pay in the Offer.

      Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that an issuer pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer. If:

•	we increase or decrease the offer price, we decrease the number of shares being sought or we increase the number of shares being sought and the increase exceeds 2% of the outstanding shares; and

•	the Offer is scheduled to expire at any time earlier than the end of the tenth business day after the date that we first publish, send or give notice of such an increase or decrease;
then we will extend the Offer until the expiration of that ten business day period.
      We will follow any such extension, delay, termination or amendment as promptly as practicable with a public announcement. We will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

9.	Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals
      Purpose of the Offer. We intend to purchase up to 4,400,000 shares in the Offer, representing approximately 12% of our Common Stock outstanding as of August 8, 2005. Our Board of Directors and management have spent considerable time analyzing the Company’s business, the opportunities and challenges for the Company, and alternatives to deliver value for our shareholders. The Board has considered alternative uses of available financial resources and has considered the potential positive and negative impacts of the repurchase of shares at this time pursuant to the Offer. In light of this analysis and additional analysis regarding the financial position of the Company, the availability of financing and the potential interest in the Offer by shareholders, the Board determined to proceed with the Offer and determined the number of shares to purchase in the Offer.
      We believe that the Offer is consistent with our long-term goal of increasing earnings per share and maximizing shareholder value, while also offering an opportunity to all shareholders to tender all or a portion of their shares and thus receive a return of capital without market transaction expenses and without the potential disruption that could occur from a sale of these shares on the open market.
      We also believe that the repurchase of shares pursuant to the Offer is a prudent use of our financial resources. We expect that the repurchase of shares in the Offer will be accretive to future earnings per share for shareholders who do not sell their shares in the Offer. It also affords shareholders the option not to participate and, thereby, to increase their relative percentage ownership in the Company.
      Our board of directors has approved the Offer. However, neither we, our board of directors, the Dealer Manager, the Depositary nor the Information Agent makes any recommendation to you as to whether to tender all or any shares or as to the purchase price at which you should tender your shares, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all information in the Offer and to consult your own investment and tax advisors. You must make your own decision whether to tender shares, and, if so, how many shares to tender and at what price or prices.

10.	Price Range of Shares; Dividends
      The Common Stock is listed and principally traded on the NYSE under the symbol “CPC.” The following table sets forth the high and low sales prices of the Common Stock on the NYSE Composite Tape for the fiscal quarters indicated.

	HIGH	LOW

Year Ended September 30, 2002 Quarter Ended December 31, 2002	$24.10	$18.01
Quarter Ended March 31, 2003	$19.35	$8.13
Quarter Ended June 30, 2003	$12.69	$8.15
Quarter Ended September 30, 2003	$15.45	$12.13
Year Ended September 30, 2003 Quarter Ended December 31, 2003	$15.32	$11.27
Quarter Ended March 31, 2004	$21.70	$14.88
Quarter Ended June 30, 2004	$21.26	$17.18
Quarter Ended September 30, 2004	$19.85	$13.20
Year Ended September 30, 2004 Quarter Ended December 31, 2004	$15.72	$12.55
Quarter Ended March 31, 2005	$18.37	$13.74
Quarter Ended June 30, 2005	$17.76	$13.21
Quarter Ending September 30, 2005 (through August 10, 2005)	$14.96	$13.29
      On August 10, 2005, the last full trading day prior to our announcement of the commencement of the Offer, the reported closing price of our Common Stock on the NYSE was $14.60 per share. You should obtain a current market quotation for our Common Stock prior to tendering any shares in this Offer.
      Since April 1997, we have distributed a quarterly cash dividend of $0.015 per share of Central Parking Common Stock. The Company’s Board currently intends to declare a cash dividend each quarter depending on Central Parking’s profitability and future capital requirements. Central Parking reserves the right, however, to retain all or a substantial portion of its earnings to finance the operation and expansion of Central Parking’s business. As a result, the future payment of dividends will depend upon, among other things, the Company’s profitability, capital requirements, financial condition, growth, business opportunities, and other factors that the Central Parking Board may deem relevant, including restrictions in any then-existing credit agreement. The Company’s Amended Credit Facility contains certain covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness, and limit the amount of dividends payable; however, the Company does not believe these restrictions limit its ability to pay currently anticipated cash dividends. In addition, Central Parking Finance Trust (the “Trust”), a Delaware statutory business trust, of which all of the common securities are owned by the Company, has issued preferred securities (the “Trust Issued Preferred Securities”) and has invested the proceeds thereof in an equivalent amount of 5.25% Convertible Subordinated Debentures (“Convertible Debentures”) of the Company. Pursuant to the Convertible Debentures, the Company is prohibited from paying dividends on its Common Stock if the quarterly distributions on the Trust Issued Preferred Securities are not made.
      Shares purchased in the Offer no longer will be eligible for receipt of future dividends. The Company reserves the right for the future to increase the quarterly dividend and declare and pay special dividends in cash or in kind.

11.	Source and Amount of Funds
      Assuming that 4,400,000 shares are tendered in the Offer at the maximum price of $16.75 per share, the aggregate purchase price will be approximately $73.7 million. We expect that expenses for the Offer, including the fees and expenses incurred in connection with the Fourth Amendment to the Credit Facility, will be approximately $825,000, which we intend to pay from available cash.

      We will obtain the funds necessary to purchase shares tendered in the Offer, and to pay related expenses, primarily from borrowings under our credit facility dated as of February 23, 2003, as amended August 11, 2005 (the “Amended Credit Facility”), among Central Parking Corporation, et. al and Bank of America, N.A., et. al. Amounts borrowed under this credit facility are secured by the stock of certain subsidiaries of the Company, certain real estate assets, and domestic personal property assets of the Company and certain subsidiaries. Prior to the August 11, 2005 amendment, the credit facility provided for an aggregate availability to $300 million, consisting of a $225 million revolving loan and a $75 million term loan. The August 11, 2005 amendment to the credit facility (the “Fourth Amendment to the Credit Facility”) was made specifically for the purpose of permitting the Company to borrow up to $75 million under the revolving loan for the purpose of purchasing shares in the Offer.
      The maturity dates for the Amended Credit Facility remain at February 28, 2008 for the revolver and March 31, 2010 for the term loan. The current amortization schedule requires term loan payments in the amount of $187,500 for the quarters ended March 2005 through March 2008 and $9.1 million for the quarters ended June 2008 through March 2010. The revolving loan is required to be repaid in February 2008.
      The Amended Credit Facility bears interest at LIBOR plus a tier-based margin dependent upon certain financial ratios. There are separate tiers for the revolving loan and term loan. The weighted average margin as of June 30, 2005 was 192 basis points.
      The Amended Credit Facility contains customary covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness and certain acquisition activity and limit the amount of dividends paid. The primary ratios are a leverage ratio, senior leverage ratio and a fixed charge coverage ratio. Quarterly compliance is calculated using a four quarter rolling methodology and is measured against specified targets. The Company was in compliance with the covenants at June 30, 2005.
      The Fourth Amendment to the Credit Facility is filed as an exhibit to the Tender Offer Statement on Schedule TO of which this offer to purchase is a part. We intend to repay any amounts borrowed under the Amended Credit Facility for the purchase of shares tendered in the Offer from net cash provided by operations and, potentially, sales of real estate owned by the Company. We believe that these funds are sufficient to purchase shares tendered in the Offer and have no alternative financing plans.
      As described above, we will incur increased indebtedness in connection with the Offer and, as a result, will be more leveraged. Increased leverage could have certain material adverse effects on us, including but not limited to the following: (a) our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, dividends, stock repurchases, and general corporate or other purposes could be impaired, or any such financing may not be available on terms favorable to us; (b) a material portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes; (c) any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements; (d) our ability to withstand competitive pressures could be negatively impacted; and (e) our level of indebtedness may reduce our ability to respond to changing business, industry, and economic conditions.
      Our ability to repay amounts borrowed under the Amended Credit Facility and to meet our other debt service and other obligations (including compliance with financial covenants) will depend upon future performance and our cash flow from operations, both of which are subject to prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. These factors could include those described in this offer to purchase under “Forward-Looking Statements.”

12.	Information About Central Parking Corporation; Recent Developments
      Information About Central Parking Corporation. The Company is a leading provider of parking and related services. Central Parking operates parking facilities in 37 states, the District of Columbia, Canada, Puerto Rico, Mexico, Chile, Columbia, Peru, Venezuela, the United Kingdom, the Republic of Ireland, Spain, Germany, Poland, Greece, Italy and Switzerland. The Company also provides ancillary products and services, including parking consulting, shuttle, valet, on-street and parking meter enforcement, and billing and collection services. As of July 31, 2005, Central Parking operated 1,723 parking facilities through management contracts, leased 1,594 parking facilities, and owned 183 parking facilities, either independently or in joint ventures with third parties.
      Central Parking operates parking facilities under three general types of arrangements: management contracts, leases and fee ownership. Parking revenues consist of revenues from leased and owned facilities. Cost of parking relates to both leased and owned facilities and includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses. Management contract revenues consist of management fees (both fixed and performance based) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums, claims and other direct overhead.
      The Company believes that most commercial real estate developers and property owners view services such as parking as potential profit centers rather than cost centers. Many of these parties outsource parking operations to parking management companies in an effort to maximize profits or leverage the original rental value to a third-party lender. Parking management companies can increase profits by using managerial skills and experience, operating systems, and operating controls unique to the parking industry.
      The Company’s strategy is to increase the number of profitable parking facilities it operates by focusing its marketing efforts on adding facilities at the local level and targeting real estate managers and developers with a national presence.
      The Company continues to view privatization of certain governmental operations and facilities as an opportunity for the parking industry. For example, privatization of on-street parking fee collection and enforcement in the United Kingdom has provided significant opportunities for private parking companies. In the United States, several cities have awarded on-street parking fee collection and enforcement and parking meter service contracts to for-profit parking companies such as Central Parking.
      The foregoing description of our business is qualified in its entirety by a more detailed discussion contained in our Annual Report on Form 10-K for the year ended September 30, 2004, in our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2004, March 31, 2005, and June 30, 2005, in our Current Reports on Form 8-K filed with the SEC on July 15, 2005, August 4, 2005, and August 12, 2005, and in our other filings made with the SEC pursuant to the Exchange Act, all of which are incorporated by reference into this offer to purchase. See “Where You Can Find More Information.”
      Our principal executive offices are located at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212 and our telephone number is (615) 297-4255. The Company was incorporated in Tennessee on October 10, 1978.
      Recent Developments. On June 20, 2005, the Company announced that it had terminated previously-announced discussions regarding a potential sale of the Company. In that announcement the Company indicated that it expected to continue to review alternatives designed to enhance shareholder return, including a share repurchase program, changes in its dividend policy and other changes in the capitalization of the Company.
      The Company has been and may in the future be contacted from time to time by parties potentially interested in a strategic transaction. While the Company has no current plans to engage in a strategic transaction, the Board has concluded that it is appropriate to consider expressions of interest and may do so from time to time in the future.
      On August 3, 2005 the Company announced its earnings for the quarter ending June 30, 2005, and announced a comprehensive operating plan designed to enhance shareholder value, the key components of which are:

•	Exit certain marginal and low growth markets (cities and countries).

•	Reduce the number of marginal and unprofitable operating agreements.

•	Target national accounts and other market segments with high growth potential.

•	Re-emphasize the importance of client relationships in retaining and growing the management contract segment.

•	Expand the Operational Excellence initiative company-wide.

•	Increase investment in technology to reduce costs and improve operational efficiencies.

•	Continue to pursue opportunistic sales of real estate.
      The Company also announced a management reorganization and its intent to pursue a modified Dutch Auction tender offer as part of these developments. At that time the Company indicated that it had made no formal decision on whether to undertake a tender offer or the method, timing or amount of any tender offer. The Company subsequently announced the commencement of the Offer on August 11, 2005.
      On August 3, 2005, the Company also announced its operating results for the third quarter ended June 30, 2005, including earnings from continuing operations of $5.3 million, or $0.14 per fully diluted share, compared with $6.6 million, or $0.18 per fully diluted share, earned in the third quarter of the previous fiscal year. Earnings from continuing operations for the quarter were reduced by pre-tax property-related losses of $3.3 million, which included $2.8 million in charges resulting from the renegotiation of an unprofitable lease, partially offset by a gain of $2.1 million from the sale of real estate. The lease, which had operating losses of approximately $700,000 in fiscal 2004 and a term through 2013, is now profitable under the renegotiated terms.
      Net earnings for the third quarter of fiscal 2005 were $4.9 million, or $0.13 per fully diluted share, compared with net earnings of $6.0 million, or $0.16 per fully diluted share, in the quarter ended June 30, 2004. Total revenues for the quarter increased 6.6% to $310.5 million, while revenues excluding reimbursed management expenses declined 3.6% to $171.3 million.
      Earnings from continuing operations for the nine months ended June 30, 2005, were $17.6 million, or $0.48 per fully diluted share, compared with $18.8 million, or $0.52 per share in the year-earlier period. Net earnings for the first nine months of fiscal 2005 were $14.6 million, or $0.40 per diluted share, compared with $17.9 million, or $0.49 per fully diluted share, in the year-earlier period. Total revenues increased 4.2% to $907.7 million, while revenues excluding reimbursed management expenses declined 4.3% to $508 million.
      For a more detailed description of the operating plan, the quarterly results, and related developments, please see our press releases made on August 3, 2005 filed on a Form 8-K on August 4, 2005, which is incorporated herein by reference.

13.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock

Beneficial Ownership of Directors and Executive Officers
      As of August 8, 2005, all of our directors and executive officers as a group (19 persons) owned beneficially an aggregate of 10,850,213 shares (including an aggregate of 1,400,832 shares that may be acquired pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof), or approximately 28.5% of the shares then outstanding (assuming the exercise of all such outstanding stock options).
      Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. Three individuals that hold options expiring in October 2005 have indicated that they may participate in the Offer by exercising those options and tendering the acquired shares, as follows: 13,500 shares by Emanuel J. Eads (President and Chief Executive Officer), 18,000 shares by James H. Bond (President, International Operations) and 11,250 shares by Director Edward G. Nelson. In addition, we have been informed by Director Katz, who beneficially owns 699,685 shares, that he is analyzing the Offer with his legal and financial advisors and has not yet determined whether he will tender shares in the Offer. If we purchase 4,400,000 shares pursuant to the Offer and no director or officer tenders shares (other than as noted

above), the percentage of the outstanding shares owned beneficially by all of our directors and executive officers as a group would increase to approximately 32.1% of the shares then outstanding (including for this purpose, shares that may be acquired by such directors and executive officers pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof).
      The following table shows the amount of our shares beneficially owned by our directors and executive officers as of August 8, 2005. Column three of the table below reflects ownership percentages as of August 8, 2005. Column four of the table below reflects ownership percentages after giving effect to the Offer, assuming we purchase 4,400,000 shares and that none of our directors or executive officers tenders any shares (except for the tenders by Mr. Eads, Mr. Bond and Director Nelson of 13,500, 18,000 and 11,250 shares, respectively).

				Percent of
				Class After Offer
			Percent of	(Assuming
	Amount and Nature of		Class as of	Purchase of
Name of Director or Executive Officer	Beneficial Ownership(1)		August 8, 2005	4,400,000 Shares)

Monroe J. Carell, Jr.	6,507,157	(2)	17.6%	20.0%
Raymond T. Baker	8,333	(3)	*	*
James H. Bond	458,353	(4)	1.2%	1.4%
Kathryn Carell Brown	2,030,531	(5)	5.5%	6.3%
Cecil Conlee	51,246	(6)	*	*
Edward G. Nelson	51,443	(7)	*	*
Emanuel J. Eads	179,587	(8)	*	*
Lewis Katz	699,685	(9)	1.9%	2.2%
Owen G. Shell	7,333	(10)	*	*
William B. Smith	5,333	(11)	*	*
Gregory J. Stormberg	57,625	(12)	*	*
William H. Bodenhamer	114,711	(13)	*	*
Robert Cizek	91,903	(14)	*	*
Donald N. Holmes	61,847	(15)	*	*
Alan J. Kahn	148,102	(16)	*	*
Gregory D. Maxey	64,356	(17)	*	*
Benjamin F. Parrish, Jr.	162,713	(18)	*	*
William R. Porter	138,459	(19)	*	*
Jeff Heavrin	11,496	(20)	*	*

	10,850,213	(21)	28.5%	32.1%

*	Less than one percent

(1)	For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or group has the right to acquire within 60 days after the date set forth above, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage for such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(2)	Includes options to purchase 218,207 shares of common stock, 24,955 deferred stock units, 124,999 shares held by the Monroe Carell, Jr. Foundation and 415,073 shares held by the Monroe Carell, Jr. 2003 Grantor Retained Annuity Trust. Excludes 6,700,803 shares held by The Carell Children’s Trust.

(3)	Includes 4,000 directly owned shares, 1,000 shares held by Gold Crown Management and 3,333 shares of restricted stock.

(4)	Includes 267,750 shares of stock held in an irrevocable trust that were granted under the Company’s 1995 Restricted Stock Plan in connection with Mr. Bond’s Performance Unit Agreement, 2,250 shares held by his spouse, 5,342 deferred stock units, options to purchase 177,500 shares of common stock and 5,511 shares directly owned by Mr. Bond. This amount excludes 700 shares held by the Andrew Bond Trust with respect to which Mr. Bond disclaims beneficial ownership.

(5)	Includes 81,630 shares held by the 1996 Carell Grandchildren’s Trusts with respect to which Mrs. Brown is a co-trustee, 20,000 shares held by the Kathryn Carell Brown Foundation with respect to which Mrs. Brown serves on the Board of Trustees, 79,303 shares held by the 2002 Katheryn Carell Brown Charitable Trust, 1,846,265 shares held by various trusts of which Mrs. Brown serves on the committee which has investment power with respect to Central Parking common stock held by such trusts and 3,333 restricted shares. This amount excludes 6,700,803 shares held by The Carell Children’s Trust with respect to which Mrs. Brown is a beneficiary. This amount also excludes 58,919 shares held by her spouse and trusts for the benefit of Mrs. Brown’s children of which Mrs. Brown disclaims beneficial ownership.

(6)	Includes options to purchase 38,750 shares of common stock, 3,999 restricted shares and 8,497 shares directly owned by Mr. Conlee.

(7)	Includes 4,500 shares held by Mr. Nelson’s spouse, of which Mr. Nelson disclaims beneficial ownership, and options to purchase 38,750 shares of common stock, restricted shares of 3,999 and directly owned shares of 8,694.

(8)	Includes 18,663 deferred stock units, options to purchase 158,250 shares of common stock and 2,674 shares directly owned by Mr. Eads.

(9)	Includes 667,779 shares of common stock owned by a partnership of which Mr. Katz is a general partner, options to purchase 25,250 shares of the Company’s common stock, 3,999 restricted shares and 2,657 shares directly owned by Mr. Katz.

(10)	Includes 4,000 shares directly owned and 3,333 restricted shares.

(11)	Includes 2,000 directly owned shares and 3,333 restricted shares of stock.

(12)	Includes 57,625 options to purchase shares of common stock.

(13)	Includes 51,385 deferred stock units, options to purchase 61,750 shares of common stock and 1,576 shares directly owned by Mr. Bodenhamer.

(14)	Includes 1,153 deferred stock units and 90,750 options to purchase shares of common stock.

(15)	Includes 1,153 deferred stock units, 58,000 options to purchase shares of common stock and 2,467 shares directly owned by Mr. Holmes.

(16)	Includes 10,611 deferred stock units, 135,000 options to purchase shares of common stock and 2491 shares directly owned by Mr. Kahn.

(17)	Includes 64,000 options to purchase shares of common stock and 356 shares directly owned by Mr. Maxey.

(18)	Includes 11,913 deferred stock units, 139,500 options to purchase shares of common stock and 11,300 shares directly owned by Mr. Parrish.

(19)	Includes 11,209 deferred stock units and 127,250 options to purchase shares of common stock.

(20)	Includes 10,250 options to purchase shares of common stock.

(21)	Includes options to purchase 1,400,832 shares of the Company’s common stock, 136,611 deferred stock units and 25,329 shares of restricted stock.
     Based on our records and on information provided to us by our directors, executive officers and affiliates, neither we, nor any associate or subsidiary of ours, nor, to the best of our knowledge, any of our directors or executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving shares of Common Stock during the sixty days before the date hereof. The business address for each of our directors and executive officers is 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.

Employment Agreements
      Central Parking has entered into employment agreements with Messrs. Carell, Eads, Bond, Heavrin, Stormberg and other senior executives. These agreements provide that unvested stock options and deferred stock units would vest immediately upon a change in control. A change in control is defined to include (a) the acquisition of 30% or more of the outstanding stock of the Company other than through acquisitions by the Company, a subsidiary, an employee benefit plan of the Company, or Monroe Carell or family members or related entities; (b) a change in the majority of the Board; (c) consummation of a merger, consolidation, or reorganization, unless following such transaction the shareholders prior to the transaction continue to own more than 70% of the outstanding shares, Board members prior to the transaction continue to constitute a majority of the Board and no person or control group owns more than 30% of the stock (other than Mr. Carell, family members or related entities); or (d) consummation of the sale of all or substantially all of the Company’s assets or the adoption of a plan of liquidation.

      Under the terms of a Performance Unit Agreement dated as of June 26, 1986, as amended, between Mr. Bond and the Company, Mr. Bond was issued 267,750 shares of Common Stock under the Company’s 1995 Restricted Stock Plan, together with the right to receive additional shares of restricted Common Stock in an amount determined by a formula based upon the Company’s performance. Pursuant to amendments to the Performance Unit Agreement effective May 31, 2001, and September 30, 2001, the restricted shares were placed in an irrevocable trust and are distributable to Mr. Bond upon termination of his employment with the Company for any reason.

Equity Plans
      Our directors and executive officers participate in and receive awards under our equity plans, which are our 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel, 1995 Restricted Stock Plan, 1996 Employee Stock Purchase Plan, 1995 Nonqualified Stock Option Plan for Directors, Profit Sharing and 401(k) Savings Plan, and the Deferred Stock Unit Plan. The following is a summary of certain material terms of these equity plans.
      1995 Incentive and Nonqualified Stock Option Plan for Key Personnel. Under the 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel (the “1995 Option Plan”), options to purchase an aggregate of 7,317,500 shares of Common Stock are authorized for grant to directors, officers, and other key employees, consultants and advisors of Central Parking and its subsidiaries. The 1995 Option Plan is administered by the Board of Directors, which determines the vesting period and other terms of the options granted under the plan. Options granted to date have various vesting periods, generally ranging from one year to nine years after the date of the grant and expire on the tenth anniversary of their grant. The vesting of certain options may be accelerated if the Company achieves certain earnings targets or stock price targets. The 1995 Option Plan provides that the exercise price of an option must not be less than the fair market value of the Common Stock on the trading day next preceding the date of grant. Vested options generally are exercisable for a period of three months after termination of employment. In the event of a merger or consolidation in which the Company is not the surviving corporation and the options are not assumed or substituted by the surviving corporation, all options will become exercisable immediately prior to such merger or consolidation. As of August 8, 2005, 12 executive officers (one of whom is a director) and approximately 360 key employees held options to purchase a total of 3,949,391 shares under the 1995 Option Plan.
      1995 Restricted Stock Plan. In August 1995, Central Parking’s Board of Directors and shareholders adopted the 1995 Restricted Stock Plan under which restricted shares of Common Stock are available for grant to directors, officers and other key employees and consultants of Central Parking and its subsidiaries. The 1995 Restricted Stock Plan is administered by the Board of Directors or a committee designated by the Board, which has the authority to select participants, make stock awards, determine the size and terms of stock awards (subject to the terms of the plan) and to make other determinations with respect to the plan. A participant vests in shares awarded under the plan in accordance with the vesting schedule determined by the Board (or the committee designated by the Board to administer the plan), except that a participant vests fully in any shares awarded under the plan in the event of a change of control, as defined in the plan. As of August 8, 2005, one executive officer and ten non-employee directors held a total of 296,410 shares issued under the 1995 Restricted Stock Plan. The 1995 Restricted Stock Plan allows for the issuance of up to 7,317,500 shares of Common Stock, in the aggregate, when taken together with shares available for grant under the 1995 Option Plan. A total of 330,463 shares have been issued under the 1995 Restricted Stock Plan since inception of the plan. In fiscal 2005, each non-employee director received a restricted stock award of 2,000 shares of restricted stock.
      1996 Employee Stock Purchase Plan. The Company maintains an employee stock purchase plan that qualifies under Section 423 of the Internal Revenue Code and permits substantially all of the Company’s domestic employees (including executive officers) to purchase shares of the Company’s Common Stock. The 1996 Employee Stock Purchase Plan (the “ESPP”) authorizes the issuance of up to 850,000 shares of Common Stock. As of August 8, 2005, 595,032 shares had been issued under the ESPP. Participating employees may purchase Common Stock at a purchase price equal to 85% of the lower of the fair market value of the Common Stock at the beginning or end of the purchase period. Participation periods are annual and begin on April 1 of each year. Employees may designate up to 10% of their annual salary (up to a maximum of $25,000) for the purchase of Common Stock under the ESPP. A total of 39,012 shares were issued at a purchase price of $17.18 per share to 516 employees in the most recent plan year, which ended on March 31, 2005. The Company has suspended contributions into the ESPP beginning April 1, 2005 as it evaluates changes to the ESPP as a result of recent accounting regulations.
      1995 Nonqualified Stock Option Plan for Directors. In August 1995, Central Parking’s Board of Directors and shareholders adopted the 1995 Nonqualified Stock Option Plan for Directors (the “1995 Director Plan”) under which nonqualified options to purchase an aggregate of 475,000 shares of Common Stock are authorized for grant to non-employee directors of the Company. Vested options generally are exercisable for a period of three months following termination of service as a director. In the event of a merger or consolidation in which the Company is not the surviving corporation and the options are not assumed or substituted by the surviving corporation, all options will become exercisable immediately prior to such merger or consolidation. As of August 8, 2005, the directors held options to purchase an aggregate of 82,500 shares of Common Stock under the 1995 Director Plan.
      Deferred Stock Unit Plan. The Deferred Stock Unit Plan provides for the issuance of up to 375,000 shares of Common Stock. Under the plan, key employees designated to participate in the plan can defer from 5% to 50% of total cash compensation.
      Amounts deferred under the plan are converted into stock units. The Company matches participant’s deferrals as follows: the first 20% of total compensation deferred is matched at a rate of 25% and deferrals in excess of 20% of total compensation are matched at a rate of 50%. Company matches are in the form of additional stock units, which vest on a pro rata basis over a four-year period. For deferrals during the fiscal year, stock units are credited monthly based on the closing price of the Company’s Common Stock on the last trading day in the month. For deferrals from the annual bonus paid following the end of the fiscal year, stock units are credited based on the average of the twelve monthly closing prices used to credit stock units during the fiscal year. A participant’s stock unit account is distributed in shares of Common Stock to the participant or his or her designee upon the participant’s retirement, death, termination of employment, commencement date selected by the participant at the time the participant elects to make the deferral, or a change in control (as defined in the plan) of the Company. As of August 8, 2005, 10 executive officers were participants in the plan.
No Other Contracts, Arrangements, Understandings or Relationships
      Neither we, nor to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option agreements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

14.	Legal Matters; Regulatory Approvals
      We are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our acquisition of shares as contemplated in this Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares as contemplated in this Offer. Should any such approval or other action be required, we will make a good faith effort to obtain it. We cannot predict whether we will be required to delay the acceptance for payment of, or payment for, shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for payment and pay for shares are subject to conditions. See Section 7.

15.	U.S. Federal Income Tax Considerations
      In General. The following summary describes the material United States federal income tax consequences relating to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations promulgated thereunder, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The summary deals only with shares held as capital assets within the meaning of Section 1221 of the Code and does not address tax consequences that may be relevant to investors in special tax situations, such as certain financial institutions, tax exempt organizations, insurance companies, certain expatriates, dealers in securities or currencies, shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes or shareholders that received their shares through the exercise of employee stock options or otherwise as compensation. Accordingly, you should consult your own tax advisor with regard to the Offer and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to your particular situation.
      For purposes of this discussion, a “U.S. shareholder” means a shareholder that is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions.
A “foreign shareholder” is a shareholder other than a U.S. shareholder or an entity treated as a partnership for U.S. federal income tax purposes. If an entity treated as a partnership for U.S. federal income tax purposes holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.
      Characterization of the Sale. Your sale of shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to you may vary depending upon your particular facts and circumstances. Under Section 302 of the Code, your sale of shares to us pursuant to the Offer will be treated as a “sale or exchange” of such shares for United States federal income tax purposes (rather than as a “dividend” distribution by us with respect to the shares you hold) if the receipt of cash upon such sale (a) is “substantially disproportionate” with respect to your stockholdings, (b) results in a “complete redemption” of the shares you own, or (c) is “not essentially equivalent to a dividend” (each as described below).
      If any of the above three tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” of such shares for United States federal income tax purposes, you would recognize gain or loss equal to the difference between the amount of cash you receive pursuant to the Offer and your tax basis in the shares sold pursuant to the Offer. Any such gain or loss will be capital gain or loss. You should consult your own tax advisors concerning the tax treatment of capital gains and losses.
      If none of the above three tests is satisfied, you would be treated as having received a dividend, to the extent of your share of our current and accumulated earnings and profits as described below, which would be includible in your gross income in an amount equal to the entire amount of cash you received pursuant to the Offer (without reduction for the tax basis of the shares sold pursuant to the Offer), and the tax basis of your shares sold pursuant to the Offer would be added to the basis in your remaining shares, if any.
      In determining whether any of the three tests under Section 302 of the Code is satisfied, you must take into account not only the shares which you actually own, but also shares which you constructively own within the meaning of Section 318 of the Code. Under Section 318 of the Code, you may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares which you have the right to acquire by exercise of an option or by conversion. You should be aware that because proration may occur in the Offer, even if all the shares you actually and constructively own are tendered pursuant to the Offer, we may purchase fewer than all of such shares. Thus, proration may affect whether your sale will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding your option to make a conditional tender of a minimum number of shares. You should consult your own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.
      Section 302 Tests. Your receipt of cash will be “substantially disproportionate” with respect to your stock holdings if the percentage of the outstanding shares you actually and constructively own immediately following your sale of shares pursuant to the Offer (treating as not outstanding all shares purchased by us pursuant to the Offer) is less than 80% of the percentage of the outstanding shares you actually and constructively own immediately before the sale of shares pursuant to the Offer (treating as outstanding all shares purchased by us pursuant to the Offer). You should consult your tax advisor with respect to the application of the “substantially disproportionate” test to your particular situation.
      Your receipt of cash will be a “complete redemption” of all your shares if either (a) all of the shares you actually and constructively own are sold pursuant to the Offer, or (b) all of the shares you actually own are sold pursuant to the Offer, the only shares you constructively own are actually owned by your family members and you effectively waive constructive ownership of all such constructively owned shares under the procedures described in Section 302(c)(2) of the Code.
      Even if your receipt of cash fails to satisfy the “substantially disproportionate” test or the “complete redemption” test, you may nevertheless satisfy the “not essentially equivalent to a dividend” test, if your sale of shares pursuant to the Offer results in a “meaningful reduction” in your interest in Central Parking. Whether your receipt of cash will be “not essentially equivalent to a dividend” will depend upon your individual facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” Under this ruling, it is likely that a small minority shareholder who exercises no control over Central Parking, and all of whose actually and constructively owned shares are tendered at or below the Purchase Price, would satisfy the “not essentially equivalent to a dividend” test notwithstanding proration in the Offer. If you expect to rely on the “not essentially equivalent to a dividend” test, you should consult your own tax advisor as to its application in your particular situation.
      Corporate Shareholder Dividend Treatment. Under current law, if a sale of shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a dividends-received deduction under Section 243 of the Code, subject to applicable limitations. However, it is expected that any amount received by a corporate shareholder pursuant to the Offer that is treated as a dividend would constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate shareholders should consult their own tax advisors as to the application of Section 1059 of the Code.
      Qualified Dividend Income. Provided certain holding period requirements are met, non-corporate U.S. shareholders will generally be subject to U.S. federal income tax at a maximum rate of 15% on dividends deemed received.
      Foreign Shareholders. We will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign shareholder or such shareholder’s agent, unless we determine that a reduced rate of withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (a) meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and we withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the foreign shareholder is entitled to the benefits of a tax treaty, the foreign shareholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed and appropriate Form W-8 claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.
      If a sale by a foreign shareholder pursuant to the Offer is treated as a “sale or exchange” for federal income tax purposes, the foreign shareholder generally will not be subject to United States federal income tax (except withholding tax as described elsewhere) with respect to gain realized upon the sale of the shares unless: (i) such gain is effectively connected with a United States trade or business of the foreign shareholder (or, if a tax treaty applies, attributable to a permanent establishment in the United States maintained by such foreign shareholder); (ii) the foreign shareholder is an individual who holds our stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale occurs, and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the sale or such holder’s holding period and certain other conditions are met. We believe that we are not and have not been within the last five years, and do not believe that we will become, a “United States real property holding corporation” for United States federal income tax purposes.
      Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.
      The ESPP. The disposition of shares obtained pursuant to the ESPP may result in some amount of ordinary income, and possibly capital gain or capital loss, for a participant, depending upon the period of time the participant has held the shares. A participant will generally recognize gain in an amount equal to the difference between the fair market value of the stock on the date of such disposition and the exercise price paid for the stock. If the participant has held the shares for a period of at least two years after the first day of the offering period during which the shares were purchased, an amount equal to 15% of the Measurement Value (or such lesser amount if the gain is less than 15% of the Measurement Value) will be treated as ordinary income and the rest of the gain, if any, will be treated as capital gain (or in the case of a loss, a capital loss). As used in this paragraph “Measurement Value” means the lesser of the fair market value of the stock on the first day of the offering period or the fair market value of the stock on the last day of the offering period. If the shares have not been held for at least such two year period, a participant will recognize ordinary income in an amount equal to the difference between the fair market value of the stock as of the last day of the offering period during which the stock was purchased and the exercise price. If additional gain results from a sale of the stock at a price greater than the fair market value of the stock as of the last day of the offering period during which the stock was purchased, the rest of the gain will be treated as capital gain. In the case of a subsequent disposition at a loss, the loss will constitute a capital loss.
      1995 Restricted Stock Plan, 1995 Option Plan and 1995 Director Plan. The lapse of restrictions on restricted shares granted pursuant to the 1995 Restricted Stock Plan will typically result in ordinary income for the participant, as will the exercise of in-the-money options granted pursuant to the 1995 Option Plan or the 1995 Director Plan. A description of the tax consequences associated with a lapse of restrictions on restricted stock may be found in the 1995 Restricted Stock Plan prospectus previously distributed to 1995 Restricted Stock Plan participants, and a description of the tax consequences associated with the exercise of an in-the-money option may be found in the 1995 Option Plan prospectus and the 1995 Director Plan prospectus previously distributed to plan participants.
      The tender of shares obtained pursuant to grants of restricted stock awards under the 1995 Restricted Stock Plan, or pursuant to the exercise of options granted under the 1995 Stock Option Plan or the 1995 Director Plan will be subject to the taxation rules described above.

      The tax discussion set forth above is included for general information only and may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with Central Parking. The tax consequences of a sale pursuant to the Offer may vary depending upon, among other things, the particular circumstances of the tendering shareholder. No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the Offer. You are urged to consult your own tax advisors to determine the particular federal, state, local and foreign tax consequences of sales you make pursuant to the Offer and the effect of the stock ownership attribution rules mentioned above.

16.	Fees and Expenses
      We have retained Banc of America Securities LLC to act as the Dealer Manager in connection with the Offer. We have agreed to pay the Dealer Manager a customary fixed fee upon acceptance for payment of shares pursuant to the Offer and have agreed to indemnify the Dealer Manager against certain liabilities and expenses, including liabilities under the federal securities laws, in connection with the Offer.
      The Dealer Manager may render investment banking or other advisory services to us in the future, in which case we expect that they will receive customary compensation from us for such services. An affiliate of the Dealer Manager is the administrative agent and a lender under our Amended Credit Facility and receives, and will continue to receive, customary fees in connection with services rendered in these capacities.
      We have retained SunTrust Bank as Depositary and D. F. King & Co., Inc. as Information Agent in connection with the Offer. The Information Agent, in such capacity, may contact shareholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities arising under the federal securities laws.
      We have not retained or authorized the Dealer Manager, the Depositary, the Information Agent, or the Servicing Agent to make recommendations in connection with the Offer.
      We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Depositary) for soliciting tenders of shares pursuant to the Offer.

17.	Miscellaneous
      We are not aware of any jurisdiction in which the making of the Offer or the acceptance for payment of shares in connection with the Offer would not be in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, we will make a good faith effort to comply with such laws or seek to have such laws declared inapplicable to the Offer. If after a good faith effort we cannot comply with any such laws, we will not make the Offer to, nor will we accept tenders from or on behalf of, holders of shares in any such jurisdictions.

Central Parking Corporation
August 12, 2005
      Facsimile copies of the letter of transmittal will be accepted from Eligible Institutions. The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each tendering person or his or her broker, dealer, commercial bank, trust company, or nominee to the Depositary at the address set forth below.

By Mail:	By Overnight Delivery:	By Hand:
Central Parking Exchange	Central Parking Exchange	Central Parking Exchange
c/o SunTrust Bank	c/o SunTrust Bank	c/o SunTrust Bank
Attn: Reorg	Attn: Reorg	Attn: Reorg
P.O. Box 4625 58	Edgewood Ave.	58 Edgewood Ave.
Atlanta, GA 30302	Room 225	Room 225
	Atlanta, GA 30303	Atlanta, GA 30303
By Facsimile Transmission:
(Eligible Institutions Only)
(404) 332-3875
Confirm receipt of fax by Telephone:
(Eligible Institutions Only)
(800) 568-3476
      Any questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the Information Agent at the telephone numbers and addresses set forth below. You may also contact the Dealer Manager or your broker, dealer, commercial bank or trust company for assistance concerning this Offer. To confirm the delivery of your shares, you are directed to contact the Depositary.
The Information Agent for this Offer is:
D. F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers call: (212) 269-5550 (collect)
All others call: (800) 431-9642 (toll free)
The Dealer Manager for this Offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502
(888) 583-8900, ext. 8502 (Call Toll-Free)
August 12, 2005